SPOUTING ROCK CAPITAL ADVISORS, LLC

Notes to Financial Statements

March 31, 2016

NOTE 1 - Organization and Nature of Business

Spouting Rock Capital Advisors, LLC (the "LLC") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The LLC is engaged in a single line of business as a broker-dealer, which comprises several classes of services, including advisory services, private placement services, and retainer fees. The LLC is located in Pennsylvania and was organized on October 17, 2006 as a Delaware Limited Liability Company that provides brokerage services to customers who are predominately small and middle-market businesses. The LLC is owned 40% by Spouting Rock Financial Partners, LLC ("SRFP") and 60% by an individual managing member.

NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk – The LLC maintains cash balances at a financial institution and the balances may exceed the federally insured limits.

The LLC is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the LLC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the LLC's policy to review, as necessary, the credit standing of each counterparty.

Accounts Receivable - Accounts receivable are carried at cost. The LLC extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The LLC does not accrue finance or interest charges. On a periodic basis, management evaluates its accounts receivable based on the history of past write-offs, collections, and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted.

The LLC uses the specific write-off method to provide for doubtful accounts. During the year ended March 31, 2016 there was $43,613 of bad debt expense which is included in Other operating expenses on the statement of income.

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NOTE 2 – Summary of Significant Accounting Policies (continued)

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the LLC are recorded on a trade date basis.

Securities are recorded at fair value in accordance with the *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ('FASB ASC 820").

As required by the *Financial Services – Broker and Dealer* Topic of the FASB Accounting Standards Codification No. 940 ("FASB ASC 940"), any unrealized gains or losses resulting from subsequent measurement of securities owned and securities sold, not yet purchased to fair value are included in profit and loss on the statement of income.

Property and Equipment- Property and equipment are recorded at cost. Depreciation is provided on the accelerated method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful lives for depreciation are:

Computers	5 Years
Software	3 Years
Furniture and Fixtures	5 Years

Long-Lived Assets- As required by the *Property, Plant, and Equipment* Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less than cost to sell. There was no impairment loss noted as of March 31, 2016.

Fair Value of Financial Instruments- As required by the *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820"), the carrying amounts for cash and cash equivalents, accounts receivable, advances, other assets, and accounts payable approximate their fair value because of their short-term maturity.

Advisory Services - Advisory fees are received based on the terms and conditions of the agreement, but recognized as earned on a pro rata basis over the term of the contract.

Income Taxes - The LLC does not pay corporate income taxes on its taxable income. Instead, the members are liable for individual income taxes on the LLC's taxable income.

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NOTE 2 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The LLC has evaluated all tax positions, including its status as a pass-through entity, and has concluded that the LLC has no uncertain tax positions that need to be evaluated under the *Income Taxes* Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740"). The LLC is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The LLC's management believes it is no longer subject to income tax examinations for years prior to 2013.

Advertising Cost – Costs incurred for advertising are expensed when incurred. Advertising expense for the year ended March 31, 2016 was $38,523.

NOTE 3 – Member Advance

The LLC advanced a member funds for living expenses. At March 31, 2016, the member advance was $210,000 and is included in Member and employee advances in the statement of financial condition.

NOTE 4 – Fair Value of Financial Instruments

The *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820") establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 4 – Fair Value of Financial Instruments (continued)

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the LLC has the ability to access.
Level 2	Inputs to the valuation methodology include • Quoted prices for similar assets or liabilities in active markets; • Quoted prices for identical or similar assets or liabilities in inactive markets; • Inputs, other than quoted prices, that are observable for the asset or liability; • Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of March 31, 2016.

U.S. Equities: Values based on the closing price reported on the active market in which the securities are traded and are considered Level 1 within the fair value hierarchy of the LLC.

NOTE 5 – Related Party Transactions

The LLC has amounts due to a member in the amount of $100,000, which is included in the statement of financial condition.

NOTE 6 - Lease Commitments

Pursuant to an expense sharing agreement with SRFP, the LLC subleases office space at 50% of the total monthly cost. Net rental expense for the year ended March 31, 2016 was $35,227. The expense sharing agreement shall automatically renew for 12 months beginning July 1, 2016, unless terminated in accordance with the terms of the agreement.

The net future minimum payments for the non-cancellable operating lease described above for the year ended March, 31, 2017 is $8,807.

NOTE 7 - Major Customers

During the year ended March 31, 2016, approximately 71% of the LLC's revenue was derived from two customers. At March 31, 2016 100% of accounts receivable is attributed to one of these customers.

NOTE 8 – Exempt Provisions of Rule 15c3-3

The LLC operates under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of the rule.

The LLC is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at March 31, 2016.

NOTE 9 - Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2016, the LLC had net capital of $240,537, which was $225,994 in excess of its required net capital of $14,543. The LLC's aggregate indebtedness to net capital ratio was .91 to 1.